EXHIBIT 99.1
                              FOR IMMEDIATE RELEASE

CONTACTS:
Media                      Investors
Robert W. Stewart          Michael S. Kraft
703-762-5175               703-762-5359
888-894-7812               800-981-5994

Teligent reports third quarter financial results, completes launch of first 15 markets

VIENNA, VA., November 11, 1998 - Teligent, an integrated communications company, today released its third quarter financial results, a day after completing the launch of lower-cost, high bandwidth communications services in its first 15 markets.

"We've exceeded the goal that we set for ourselves last January, when we announced that we would be up and running in ten markets by the end of 1998," said Teligent Chairman and Chief Executive Officer Alex J. Mandl. "And we've met another key objective: We are the industry leader in the early integration of point-to-multipoint radio equipment into our local broadband communications networks.

"Today, we are setting a new goal for 1999," Mandl added. "We intend to offer Teligent's full range of communications services - local, long distance, high-speed data and dedicated Internet access - in a total of 40 markets by the end of next year.

"Those 40 markets comprise more than 540 cities and towns with a combined population of more than 90 million," Mandl said. "And, as we've said before, we intend to complete the buildout of all of our 74 markets, which cover 750 cities and towns and 130 million people, by the end of 2001."

Reflecting its aggressive rollout schedule, Teligent reported a net loss of $78.5 million for the third quarter on revenues of approximately $240,000, compared to a net loss of $28.2 million for the third quarter of 1997. "These results are right on target with our expectations," Mandl said.

For the nine months ending September 30, Teligent reported a net loss of $176.2 million on revenues of approximately $480,000, compared to a net loss of $78.8 million for the first three quarters of 1997.

Teligent's capital investment as of September 30 was $125.3 million, with investment in property and equipment rising $45.7 million during the third quarter. The company reported total assets of $797.4 million as of September 30, with cash and cash equivalents of $509.5 million.

"Because  we  obtained  our  financing  early,   we've  secured  enough  capital
approximately $1.7 billion - to finance our current network buildout plans through the year 2000," said Teligent Chief Financial Officer Abraham L. Morris. "We have about $500 million in cash on hand, and we have yet to draw down any of our $800 million bank credit facility. That puts us in a very strong position as we move into 1999."

By the end of this year, Morris said, Teligent anticipates that its capital expenditures will total about $175 million. The company is targeting 1999 capital expenditures of approximately $300 million.

In the past two weeks, Teligent has launched sales and marketing campaigns in 15 markets, highlighting big savings, big bandwidth and a big bundle of service offerings for small and medium-sized business customers. To date, Teligent has launched service over its integrated broadband wireless networks in New York, Los Angeles, Chicago, Houston, Dallas-Forth Worth, San Francisco-Oakland, Miami, Denver, Washington DC, San Jose, San Antonio, Orlando, Jacksonville, Tampa and Austin. Those markets comprise nearly 300 cities and towns with a combined population of 50 million.

A key element of the marketing program is a revolutionary savings offer that will save customers up to 30 percent off what they are currently paying for local, long distance and Internet service, transforming their communications bill into a simple, predictable package.

Teligent is able to make that offer because of the lower cost structure of its integrated local communications networks, which feature Digital SmartWave(TM) technology.

"The results of our initial marketing campaign have been phenomenal," said Teligent President and Chief Operating Officer Kirby G. "Buddy" Pickle. "We have generated literally thousands of inquiries, and in our markets, the sales force is working hard to turn these leads into sales."


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
Teligent has put in place the key systems required to acquire, bill, serve and satisfy customers, Pickle said. Teligent has been producing and delivering production bills since June and has deployed a full suite of automation tools to the sales force. In addition, Teligent has built an advanced set of network monitoring tools to track more than 250 network elements on a real time basis.

"We're moving from the building phase to the building and implementing stage," said Pickle. "As we make that transition, we have a clear advantage. Unlike other new competitors in the local marketplace, we are focused on the direct sales of retail communications services over our own local networks. We do not have a local resale strategy. And we're not wholesalers. And that gives us a significant leg up."

Teligent has made significant progress so far this year, Pickle said. "We have Teligent teams working in 30 markets. The Teligent workforce has grown to more than 1,200, and the sales force numbers 150. That compares to a total workforce of 830 and a sales force of 68 at the end of the second quarter."

The company has signed leases or option agreements covering access rights to about 1,600 buildings. It has installed 13 Nortel DMS switches, and has recently ordered an additional five switches.

The company so far has received authority to offer competitive local telephone services in 35 states and the District of Columbia, comprising 70 of Teligent's markets. That compares to 27 markets in which authority had been granted at the end of 1997.

Teligent also has successfully negotiated interconnection agreements covering 64 markets with all of the major local exchange carriers, including Ameritech, Bell Atlantic, BellSouth, GTE, Pacific Bell, Southwestern Bell, Sprint (Centel), and U S WEST. At the end of 1997, Teligent's interconnection agreements covered 25 markets.

Instead of digging up streets and drilling holes in buildings, Teligent delivers Digital SmartWave(TM) service by installing small antennas on the roofs of customer buildings. When a customer picks up a telephone, turns on a computer or activates a videoconference, the signal travels over inside wiring to the rooftop antenna. The customer building antenna then relays the voice, data or video signals to a Teligent base station antenna.

The base station antenna gathers signals from a cluster of surrounding customer buildings, aggregates the signals and then routes them to a Teligent broadband switching center. At the switching center, Teligent uses ATM (asynchronous transfer mode) switches and data routers along with Nortel DMS switches to hand off the traffic to other networks - the public circuit-switched voice network, the packet-switched Internet, and private data networks.

As it builds its local networks, Teligent is combining the latest in point-to-multipoint radio technology with more traditional network technology, including point-to-point fixed wireless and broadband wireline to access its customers. Point-to-multipoint radio technology offers significant cost savings because it allows a single base station to serve a large cluster of customer buildings.

Digital SmartWave(TM) technology is configured to handle both voice and data traffic with equal ease, ensuring that Teligent can handle today's huge volume of voice traffic and at the same time is prepared for the anticipated explosion of data traffic.

Based in Vienna, Va., Teligent, Inc. (NASDAQ: TGNT) is a full-service, integrated communications company that is offering small and medium-sized business customers lower-cost local, long distance, high-speed data and dedicated Internet services over its Digital SmartWave(TM) local networks in 15 major markets. Eventually, Teligent will expand service to 74 major metropolitan areas throughout the United States. Teligent's offerings of regulated services are subject to tariff approval.

For more information, visit the Teligent website at: http: www.teligent.com

Teligent is a registered trademark.

Except for any historical information contained herein, the matters discussed in this press release contain forward-looking statements. While these statements reflect the company's best current judgment, they are subject to risks and uncertainties that could cause actual results to vary. These risks and uncertainties include, but are not limited to, economic, key employee, competitive, governmental, regulatory and technological factors affecting the company's growth, operations, markets, products, services, licenses and other issues discussed in the company's filings with the Securities and Exchange Commission.

                                               Financial Tables Follow

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





                                 TELIGENT, INC.
                          (a development stage company)
                            STATEMENTS OF OPERATIONS
                                   (unaudited)
          (Dollars In Thousands Except Share and Per Share Information)

                                                 Three Months Ended September 30,              Nine Months Ended September 30,
                                                 --------------------------------              ---------------------------------
                                                       1998              1997                     1998                1997
                                                 --------------------------------              ---------------------------------
Revenues:
    Communications services                      $              240    $              -     $           480       $            -
    Management fees and other services                            -               1,200                   -                2,914
                                                 ------------------    ----------------     ---------------       --------------
         Total revenues                                         240               1,200                 480                2,914

Costs and expenses:
    Cost of services                                         25,238               1,161              50,571                2,875
    Sales, general and administrative expenses               33,095              13,448              78,552               25,551
    Stock-based compensation                                  6,721              14,062              20,274               51,935
    Depreciation and amortization expense                     3,389                 140               7,042                  306
                                                 ------------------    ----------------     ---------------        -------------
         Total costs and expenses                            68,443              28,811             156,439               80,667
                                                 ------------------    ----------------     ---------------        -------------

    Loss from operations                                    (68,203)            (27,611)           (155,959)             (77,753)

Interest and other income                                     8,970                  56              27,236                  105
Interest expense                                            (19,313)               (645)            (47,517)              (1,178)
                                                 ------------------    ----------------      --------------        -------------

Net loss                                         $          (78,546)   $        (28,200)    $       (176,240)      $     (78,826)
                                                 ==================    ================      ===============       =============
Net loss per share (2)                           $            (1.49)   $          (0.63)    $          (3.35)      $       (1.77)
                                                 ==================    ================      ===============       =============

Weighted average common shares
    outstanding (2)                                      52,593,151          44,426,299           52,589,921          44,426,299
                                                 ==================    ================      ===============       =============

SELECTED FINANCIAL AND OTHER DATA:
                                                 Three Months Ended September 30,              Nine Months Ended September 30,
                                                 --------------------------------              -------------------------------
                                                       1998              1997                     1998                1997
                                                 --------------    --------------              -------------      ------------
EBITDA (1)                                       $      (56,816)   $      (12,659)             $    (124,776)     $    (24,012)
Cash used in operations                                 (29,138)           (9,099)                   (83,122)          (22,508)

                                                                                                  September,        December,
                                                                                                     1998             1997
                                                                                               -------------      ------------
Cash and cash equivalents                                                                       $    509,478      $    424,901
Total assets                                                                                         797,385           596,380
Total stockholders' equity                                                                           120,543           274,146
Number of employees                                                                                    1,133               221

(1) EBITDA (earnings before interest, taxes, depreciation and amortization) excludes noncash charges for stock-based compensation and for amortization of notes receivable from executives.

(2)       Pro forma for the three and nine month periods ended September 30,
1997



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